UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
METAL STORM ACHIEVES ENDURANCE FIRING SUCCESS
Brisbane, Australia — April 17, 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology specialist Metal Storm Limited announced today the successful completion of a 200 shot, endurance firing test of its 40mm STORM40 ammunition using its 3GL grenade launcher.
The test follows the successful shoulder firing of the 3GL weapon in February this year and is a significant step forward for the company in ascertaining the veracity of the rounds for use in a combat environment.
Metal Storm Chief Engineer David Pashen said the results of the test were very pleasing both for the ammunition and weapon.
“We used a single 3GL that was not cleaned throughout the test,” he said.  “It is a testament to the design, durability and integrity of both the ammunition and weapon that the rounds maintained a constant velocity for 200 firings without any adverse effects.”
“This illustrates the reliability of the 40mm STORM40 and 3GL as practical tools for operational conditions where there may not be time to clean a weapon between engagements.”
The successful firing is a significant step for the company and represents testing to an accepted military standard.

Mr Pashen said he was confident Metal Storm could now build on the results and complete the full qualification of the ammunition.
“Firing 200 rounds in stacks of three demonstrates that this system has reached levels of maturity and reliability that had not been previously demonstrated by the company,” he said.
Metal Storm CEO Dr Lee Finniear said the 3GL provides a unique competitive advantage for the company, being the only 40mm launcher which is light and compact enough to attach as an accessory to an assault rifle, while also providing a three-shot, semi-automatic firing capability.
Dr Finniear said the 3GL held many advantages over single shot weapons systems.
“The most obvious advantage is how the 3GL can be used in the opening seconds of a combat engagement,” he said.
“In these critical first few seconds a squad equipped with 3GLs can unleash three times the number of 40mm grenades on the enemy. Whether in a planned attack, or in response to an ambush by the enemy, this firepower can be the decisive element in winning the firefight and saving our soldiers lives.”
He said Metal Storm is aiming for production of the 3GL in 2010.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: April 17, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary